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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                    For the financial year ended May 31, 2003

                             Lorus Therapeutics Inc.
                             -----------------------
                 (Translation of registrant's name into English)

                    2 Meridian Road, Toronto, Ontario M9W 4Z7
                    -----------------------------------------
                    (Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                          Form 20-F [ ] Form 40-F [X]

                [Indicate by check mark whether the registrant by
            furnishing the information contained in this Form is also
                    thereby furnishing the information to the
                   Commission pursuant to Rule 12g3-2(b) under
                      the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

               [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Lorus Therapeutics Inc.

Date: March 3, 2004                               By: "Shane Ellis"
                                                  --------------------------
                                                  Shane Ellis
                                                  Vice President,Legal Affairs
                                                  Corporate Secretary

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                            Index for the 6-K filing

99.1 Press release: LORUS THERAPEUTICS INC. PUBLISHES PRECLINCAL RESULTS DESCRIBING NC 381, A LUNG CANCER ANTI-TUMOR AGENT

99.2 Press release: LORUS THERAPEUTICS INC. PUBLISHES RESULTS OF SYNTHESIS AND CHARACTERIZATION OF CLOTRIMAZOLE ANALOGUES AS ANTICANCER AGENTS

99.3 Press release: LORUS ANNOUNCES INITIATION OF PHASE II CLINICAL PROGRAM FOR GTI-2501 WITH DOCETAXEL IN HORMONE REFRACTORY PROSTATE CANCER

99.4 Press release: LORUS THERAPEUTICS ANNOUNCES INTERIM CLINICAL RESULTS OF GTI-2040 IN COMBINATION CHEMOTHERAPY FOR THE TREATMENT OF RENAL CELL CANCER

99.5 Press release: LORUS THERAPEUTICS INC. TO PRESENT RESULTS OF VIRULIZIN(R) MECHANISM STUDIES AT THE ASCO GASTROINTESITINAL CANCERS SYMPOSIUM

99.6 Press release: LORUS THERAPEUTICS ANNOUNCES CLINICAL STUDY TO INVESTIGATE THE COMBINATION OF GTI-2040 AND GEMCITABINE

99.7 Press release: LORUS THERAPEUTICS PARTICIPATES IN 2nd ANNUAL ANTISENSE AND siRNA TECHNOLOGIES CONFERENCE IN LONDON, ENGLAND

99.8     Press release: LORUS ANNOUNCES AMERICAN STOCK EXCHANGE LISTING